Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ichor Holdings, Ltd.:

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in method of accounting for leases as of December 29, 2018 due to the adoption of Accounting Standards Update (“ASU”) 2016‑02, Leases, and ASU 2018‑11, Leases: Targeted Improvements (Topic 842), and its method of accounting for revenue as of December 30, 2017 due to the adoption of ASU 2014‑09, Revenue from Contracts with Customers (Topic 606).

/s/ KPMG LLP

Portland, Oregon

August 3, 2020